MAVERICK ENERGY GROUP, LTD.

135 Jenkins Street

Suite 105B, #356

St. Augustine, Florida 3208

September 14, 2021

Via Edgar Correspondence

Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Maverick Energy Group, Ltd.
Offering Statement on Form 1-A
Filed January 8, 2021
File No. 024-11407

Dear Ms. Barberena-Meissner:

We have received your correspondence dated August 25, 2021. We have addressed your comments by reproducing them below and providing our response immediately thereafter

Amendment to Offering Statement on Form 1-A filed on August 6, 2021 The Offering, page 3

1.	You disclose that 93,159,039 of your common shares were issued and outstanding under this heading and at pages 9 and 37. Please reconcile this amount to the shares issued and outstanding as disclosed in your March 31, 2021 balance sheet, providing details sufficient to understand the nature, dates and amounts of any subsequent share issuances.

Response: We have revised our Offering Statement to include our June 30, 2021 financial statements which reflect the shares that are currently issued and outstanding.

Irene Barbarena-Meisner

September 14 2021

Business

Our Business Overview

USR Technology License Agreement, page 25

2.	We note your response to our prior comment 3. Please disclose here that you have not paid the $100,000 due to USR Resources, LLC (“USRR”) under your promissory note, which was due in July 2021, and that under the terms of the note you are obligated to pay an annual interest rate of 10% rather than 3% annual interest for each month in which the payment is past due. We also note your response indicates that you filed your Non- Exclusive USR License Agreement with USRR, but it does not appear to be filed. Please file this agreement as an exhibit to your filing. We further note the $100,000 promissory note you issued to USRR and filed as Exhibit 6.10 appears to be the same note previously filed as Exhibit 6.6. Please advise.

Response: We have revised the filing to add the disclosures in response to this comment. The License Agreement with USRR was filed as Exhibit 6.1 in our January 8th filing. We have revised the Exhibit List in our filing to eliminate the reference in Exhibit 6.10 to the USRR promissory note which is set forth in Exhibit 6.1 and renumbered the exhibits so that former Exhibit 6.11 is now Exhibit 6.10, etc.

Principal Stockholders , page 37

3.	Please revise your principal stockholder table to reflect your issuance of 30,000,000 restricted common shares to USRR.

Response: We have revised our principal stockholder table to reflect the issuance of 30 million restricted shares of our common stock to USRR.

Exhibits

4.	We note your response to our prior comment 6. Please file the $100,000 promissory note you issued to Samlou Corporation. The promissory note filed as Exhibit 6.12 appears to be the $100,000 note you issued to George Sharp.

Response: We have revised the filed exhibits to substitute the promissory note to Samlou Corporation for the duplicative note issued to George Sharp which was also included as Exhibit 6.13 and is now Exhibit 6.12 since former Exhibit 6.10 was duplicative of Exhibit 6.1 as stated in our response to your comment 2, above.

General

5.	We note your response to prior comment 7, and reissue such comment. It appears that the press release dated December 15, 2020 is “testing the waters material” as described in Item 17(13) of Part III of Form 1-A. Please file such press release as an exhibit to your filing, or tell us why you believe it is substantively the same as information provided in the offering statement or other filed materials. In that regard, we note that you have not filed such press release as an exhibit, although you undertook in your response to do so.

Response: We have filed the press release dated December 15, 2020 as an exhibit to our filing.

Irene Barbarena-Meisner

September 14 2021

6.	It also appears that such press release dated December 15, 2020 includes information that is not included in your offering circular, including information regarding the indication of interest received, and post-money valuation. We note that you indicate in your response that the indications of interest have not resulted in any financing and are no longer being pursued. Please include such information in your offering circular. Similarly, if material, please disclose in your offering circular the post-money valuation described in the press release and clarify the basis for such valuation, including any material assumptions. In that regard, we note that you did not address such valuation in your response.

Response: We have amended the offering circular to disclose that no financing was made based on the indications of interest referenced in the press release and that discussions will continue with them following qualification of our Form 1-A regarding the specifics of a proposed investment. In addition, we have addressed the basis for the valuation in that press release which was made under the assumptions of the Form 1-A financing being closed and fully subscribed, the Company generating $16,197,334 in net earnings for the full year, using the oil and gas average P/E ratio of 16.98, production of 100 barrels of oil a day which we believe is conservative and a discount rate of 27%.

7.	We note your press release dated June 21, 2021 regarding your announcement that you have acquired the 167-acre Davis Lease in Jones County, Texas in an all-cash acquisition. If material, please disclose this acquisition in your offering circular. We also note your press release dated July 20, 2021 regarding your announcement that you and USR have signed a binding lettter [sic] of intent and will jointly develop Martin Foree Operating wells using USR’s ultra short radius horizontal drilling technology. If material, please disclose the terms of this binding letter of intent in your offering circular and file it as an exhibit to your filing.

Response: We have disclosed the terms of the Davis Lease acquisition in our offering circular and included it as an exhibit to our filing.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at mavoneg@aol.com.

Sincerely,

/s/ James W. McCabe
James W. McCabe

cc: Ernest M. Stern, Esq. (w/encls.)

Encls.